Room 4561

November 16, 2007

Ms. Laura Fournier
Chief Financial Officer
Compuware Corporation
One Campus Martius
Detroit, MI 48226

> Re: **Compuware Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2007**
> **Filed May 30, 2007**
> **File No. 000-20900**

Dear Ms. Fournier:

We have reviewed your response letter dated September 19, 2007 and have the following additional comments. Please note that unless otherwise noted, where prior comments are referred to, they refer to our letter dated August 16, 2007. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2007

Consolidated Statements of Operations, page 44

1. We note your response to comment 2 in your letter dated July 20, 2007 regarding income statement presentation for arrangements that include software and professional services where you have determined that VSOE of fair value for the professional services does not exist. Your response indicates that the Company allocates revenues to professional services based on hourly rates and the remainder goes to license revenue. In your current response to our prior comment 3 to our letter dated August 16, 2007, the Company now acknowledges that in

addition to the license and professional services element, these contracts also include PCS. It is not clear from your original response, however, where or how you allocate the PCS for income statement presentation purposes. Please explain further the methodology used to allocate the revenues for such arrangements to each element (license, professional services and PCS).

2.   We note your response to our prior comment 2 where you explain why you are unable to determine VSOE of PCS for arrangements that include products with different PCS rates. In your response to comment 2 in your letter dated July 20, 2007, the Company provided an example of the calculations used to allocate revenue from these arrangements amongst product and services for income statement presentation purposes. While we note that the Company allocates any discount percentage proportionately to the license fee list prices and than applies the applicable PCS rates, it appears, that the discount from the list price is calculated as a percentage of the license fee list price to the total contract price and does not factor in the PCS fees in determining such discount. Please confirm. If this is true than it would seem that the proper calculations would be to first calculate the PCS applicable to the list price of each license to come up with a total gross contract value and then determine the discount from the total gross value (license and PCS included). The discount rate would then be applied the list price of the licenses and then the PCS rates would be applied to the discounted list price. If you agree with the Staff's calculations, then please explain how you considered including the PCS fees in your calculations or tell us if you plan to revise your calculations accordingly.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Senior Staff Accountant at (202) 551-3408 or me at (202) 551-3499 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief